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...AL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 27 2019
Washington, DC

SEC FILE NUMBER
8-65422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMD Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Tri-State International, Suite B
(No. and Street)

Lincolnshire	IL	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Armour 847-317-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robin Armour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMD Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A ZARN
Official Seal
Notary Public – State of Illinois
My Commission Expires Mar 4. 2019

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMD CAPITAL, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2018

AMD Capital, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	191,178
Accounts Receivable	$	1,900
Loan Receivable	$	102,000
Total Current Assets	$	295,078
PROPERTY AND EQUIPMENT		
Office Equipment	$	91,976
Less: Accumulated Depreciation	$	(80,102)
Net Property and Equipment	$	11,874
OTHER ASSETS		
Deposits	$	3,738
TOTAL ASSETS	$	310,690

LIABILITIES AND MEMBERS EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	24,300
Accrued Expenses	$	9,303
Total Current Liabilities	$	33,603
MEMBERS EQUITY	$	277,087
TOTAL LIABILITIES AND MEMBERS EQUITY	$	310,690

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2018

1. Nature of Business

AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $2,086 for the year ended December 31, 2018.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Coe. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2012.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2018

Revenue Recognition
AMD Capital will represent and market each Client Firm's services and products to large institutions, investment consultants, intermediaries, and others – for the direct purpose of increasing assets under management with the Client Firm. AMD Capital will receive a portion of the asset management fees generated as its fee. AMD Capital may also receive a retainer or fee for consulting services. Fees are not receivable until the Client Firm is successful in collecting fees for the investor.

Accounts Receivable
The Company uses the specific identification method to determine uncollectable accounts receivable. At December 31, 2018 the Company considers all accounts receivable to be collectable.

3. Commitments
The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease which expires July 31, 2023. Rent expense, including operating expenses and real estate taxes was $21,622 for the year ended December 31, 2018.

The Company also leases office space in Chicago and Lake Forest Illinois from related parties on a month to month basis. Total rent expense was $12,000 for the year ended December 31, 2018.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2019	$22,140
2020	$22,835
2021	$23,531
2022	$24,226
2023	$14,489
Total	$107,221

4. Net Capital Requirements
The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2018

Net Capital and Aggregate indebtedness changes daily but at December 31, 2018, the Company has adjusted Net Capital and Net Capital requirements of $157,576 and $5,000, respectively.

5. **Major Customers**
   At December 31, 2018, there were no significant accounts receivable concentrations. During 2018, two clients accounted for 56% and 16% of total revenue, respectively. No other client accounted for more than 10% of 2018 revenue.

6. **Concentration of Credit Risk**
   The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2018, the entire balance was insured.

7. **Retirement Plans**
   During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to maximum earnings amount determined by the Internal Revenue Code. Company contributions to the cash balance plan were $368,900 for 2018. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There was no discretionary contribution for 2018.

8. **Subsequent Events**
   The Company did not have any subsequent events through February 13, 2019, which was the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2018.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

17*17*****2167*************MIXED AADC 220
65422 FINRA DEC
AMD CAPITAL LLC
100 TRI STATE INTL STE 135
LINCOLNSHIRE, IL 60069-4404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 12,519

B. Less payment made with SIPC-6 filed (exclude interest) (6553)
7-19-18
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5966

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5966

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 5966

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMD Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principle
(Title)

Dated the 22 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

S-2

DW 4/1/19

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,346,250
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 8,346,250
2e. General Assessment @ .0015	$ 12,519
	(to page 1, line 2.A.)